

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Brandon Dutch Mendenhall
President and Chief Executive Officer
RAD Diversified REIT, Inc.
211 N. Lois Avenue
Tampa, FL 33609

> **Re: RAD Diversified REIT, Inc.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 6**
> **Filed March 9, 2021**
> **File No. 024-11020**

Dear Mr. Mendenhall:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2021 letter.

Post-Qualification Amendment No. 6 to Form 1-A filed March 9, 2021

General

1. Your response to comment 2 and the heading for Note 10 states that the new disclosure on page F-25 is unaudited. However, the audit opinion on page F-13 is dual dated to include this disclosure. As such, it appears that the footnote has been audited as required. Please revise your disclosure accordingly.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Fanni Koszeg